FOR IMMEDIATE RELEASE:                      INVESTORS:        Peter Hausback
Tuesday, August 20, 2002                                      925-941-6260
                                            MEDIA:            Kelly Sullivan
                                                              212-515-1908


          BriteSmile Offers Stock Option Exchange Program to Employees


Walnut Creek, CA - BriteSmile, Inc. (Nasdaq: BSML), the world leader in state of the art teeth whitening, today filed with the Securities and Exchange Commission
(SEC) under Schedule Tender Offer (TO) relating to a proposed stock option exchange offer for employees.
The offer gives BriteSmile employees the opportunity to exchange outstanding stock options for the same number of new options to be issued at least six months and one day from the expiration of the offer. Employees have until September 19, 2002 to respond to the offer. The Schedule TO and related exhibits are available at the Securities and Exchange Commission's website at http://www.sec.gov and will be delivered to all eligible BriteSmile employees.

BriteSmile has developed and manufactures the most advanced teeth whitening technology available, as well as manages state-of-the-art BriteSmile Professional Teeth Whitening Centers. BriteSmile Centers are currently operating in Beverly Hills, Irvine, Palo Alto, Walnut Creek and La Jolla, CA; Honolulu, HI; Houston, TX; Denver, CO; Boston, MA; Boca Raton, FL; Atlanta, GA; New York, NY; Chicago, IL; and, Phoenix, AZ. In addition to BriteSmile Centers, the Company has contracted with independent dentists to perform whitening procedures at more than 4,200 Associated Centers. Of the BriteSmile Associated Centers, 1000 are located outside of the United States in 40 countries. For more information about BriteSmile's procedure, call 800-BRITESMILE or visit the Company's Website at http://www.britesmile.com.


                                      # # #